

innovate

acquire





improve

Young Innovations, Inc.
2003 Annual Report

FINANCIAL
HIGHLIGHTS

OPERATING RESULTS (In thousands except for per share data)	2003	2002	2001	% Change 2002-2003
Net Sales	$76,156	$72,218	$63,659	5.5%
Income from Operations	21,269	18,998	15,745	12.0%
Net Income	13,201	11,411	9,545	15.7%
Earnings Per Share—Diluted	1.40	1.22	0.96	14.8%
Weighted Average Fully Diluted Shares Outstanding	9,431	9,331	9,904	1.1%
Net Cash Flows from Operating Activities	$16,406	$16,258	$14,142	0.9%

FINANCIAL POSITION			
Working Capital	$12,676	$12,645	$12,439
Cash & Equivalents	938	554	82
Stockholders' Equity	82,963	67,670	55,885

FINANCIAL RATIOS			
Income from Operations to Net Sales	27.9%	26.3%	24.7%
Net Income to Net Sales	17.3%	15.8%	15.0%

NET SALES


$63,659
$72,218
$76,156
2001
2002
2003

INCOME FROM OPERATIONS


$15,745
$18,998
$21,269
2001
2002
2003

NET INCOME


$9,545
$11,411
$13,201
2001
2002
2003

LETTER TO
SHAREHOLDERS

We are pleased to report that 2003 was another successful year for Young Innovations. As in past years, our success was driven by a series of changes throughout the organization. These changes helped us increase the breadth of our product offering, complete a significant acquisition, and continue to improve the efficiency of our operations. As a result, the Company achieved record financial results and is well positioned for the future.

In 2003, sales increased 5.5% to $76.2 million. Sales of professional products increased 8.1% to $72.6 million. This strong performance in our professional product segment more than offset relatively weak sales of our retail products, which declined 29.1% to $3.6 million. The acquisition of Obtura Spartan, which was completed in December 2003, contributed approximately $650,000 of sales in 2003.

Operating income grew 12.0%, more than twice the rate of sales growth, to $21.3 million in 2003. Favorable product mix, improvements in manufacturing efficiency, and rationalization of expenses all contributed to this solid performance. Diluted earnings per share grew 14.8% to $1.40, and the Company generated $16.4 million of operating cash flow in 2003. In consideration of the Company's consistently strong cash flows and a favorable change in the tax treatment of dividends, our Board of Directors declared our first quarterly dividend in July of this year. The Company's dividend policy is designed to provide our shareholders with current income on their investment, while preserving sufficient cash flows to fund the growth of our business. The Board elected to increase the dividend 33% to $0.04 per share in the first quarter of 2004.

In 2003, we made significant strides in executing our growth strategy of developing new products, acquiring complementary businesses, and improving operating efficiency. During the year, we successfully introduced several new styles of latex-free prophy cups, new flavors of our D-Lish prophy paste, a new ready-to-use surface disinfectant called BioSept HTP, and a line of Phases toothbrushes that are customized to a child's stage of development. We supplemented our product development efforts by forming YI Ventures to pursue start-up growth opportunities that complement our business.



L to R: Alfred E. Brennan, President & Chief Executive Officer; George E. Richmond, Chairman of the Board; Arthur L. Herbst, Jr., Executive Vice President, Chief Operating Officer & Chief Financial Officer

In December, we completed the acquisition of Obtura Corporation and Earth City Technologies, collectively known as Obtura Spartan. Based in Fenton, Missouri, just outside of St. Louis, Obtura Spartan is a manufacturer and marketer of products used in endodontic (root canal) procedures. This acquisition broadens our product offering to both general dentists and endodontists, and it gives us a position in a segment of the dental market that has experienced solid growth.

The collective efforts of our employees resulted in a variety of improvements in our manufacturing processes, more efficient utilization of our marketing resources and continued consolidation of our administrative functions. Ongoing efforts to improve the operating effectiveness of our business include consolidating the machining operations of our handpiece product line to our Earth City facility, and relocating our California operations to a new building with enhanced technology systems and inventory management capabilities.

We would like to thank our Board of Directors for their guidance and leadership throughout this year of significant change. We would like to express particular gratitude to Richard Conerly, who has decided not to stand for reelection to our Board of Directors this year. Dick's wise counsel and insight have been invaluable as the Company has tripled in size since its initial public offering in 1997. The Company could not have been more fortunate to have been served by such a fine businessman and gentleman.

The story of our growth is best told through the words of our employees. We have included some of their thoughts in this year's annual report. We are inspired by their creativity, integrity and enthusiasm. We would like to thank them for their hard work and dedication.

George E. Richmond
Chairman of the Board

Alfred E. Brennan
President & Chief Executive Officer

Arthur L. Herbst, Jr.
Executive Vice President,
Chief Operating Officer & Chief Financial Officer

STRATEGY FOR
GROWTH


acquire
innovate
Y
improve

We focus our new product and product improvement efforts on the needs of patients and dental professionals with the goal of increasing clinical efficacy and practice productivity, as well as enhancing the overall patient experience.



innovate

"Dentists like choices but are conservative in their selection and adoption. Working closely with them, we analyze their procedures so as to deliver the best value in meeting their needs today and in the future."

Pat Douglass





"After careful analysis, we streamlined the steps for formulation of our new pastes. As a result, we cut manufacturing time in half and improved the consistency of the final product."

Roy Grantham



"Individual commitment, responsibility for our group goal and focus are what made the efforts of the team successful."

Jill Goldsmith

"As a Denticator employee prior to the acquisition by Young, I have found that working at Young offers me the opportunity to be creative and challenged in this ever-changing work environment. It also allows me to be surrounded by dynamic individuals, all of us working together to achieve our common goal of excellence."

Michael McGough



Our strategy is to acquire companies that expand our product and service offerings to support our long-term growth and enhance our manufacturing and marketing capabilities.



"Every month, we get a quality assurance report to measure our internal performance relating to customer needs. We want to continue to build value and make working with us an enjoyable experience."

Eileen Gaddis

acquire




Denticator
DISPOSABLE PROPHY ANGLES

"Since our acquisition by Young, they have been honest and have injected room for growth. We do not have to fear change so that we can focus on the work and our customers."

Tami Ester

We strive to improve operating efficiency and maximize profitability through manufacturing and process improvements, administrative and marketing synergies, and, where appropriate, facilities consolidation.


QA SAMPLE

"In 2003, with a vendor partner, we identified a materials improvement that resulted in less failure and improved reliability. While the cost of the component increased, it reduced our labor charges and manufacturing tear-downs, resulting in fewer repairs and customer service calls."

Paul Kline

"We've hired and retained a fabulous team of employees at Young. The company's culture is very unique and you can really feel the energy throughout the organization."

Bob Seals




03-04-04
Long
DN03B
Long
DN03B
Long
Long

improve



"Our processes let us drive tighter tolerances and accuracy to the engineering print. As a result, the reject rate has dropped from 35% to 15% and should probably improve more over time."

Brian Fleming



Ruth Adair □ Laurie Aker □ Esperanza Alanis □ Gilbert Allarid □ Lori Allen □ Melanie Alt □ Paulino Alvarez □ Brad Anderson □ David Anzaldua □ Wilhelmina Barnes □ Oscar Barocio □ Guadalupe Barrandey □ Stacia Beddow □ Jeri Behnke □ Athos Benincasa □ Christine Boehning □ Elizabeth Bowen □ Karin Bowker □ James Bowman □ Craig Boyer □ Karla Boze □ Anne Brennan □ Inez Bromberg □ Dorothy Brow □ Joyce Buckner □ Judith Byanski □ Joshua Callahan □ Deanna Cantrell □ Noe Cantu □ Gary Carlson □ Jose Castro □ Christine Cenatiempo □ Bethany Chambers □ Charles Chambers □ Susan Chambers □ Omar Chamov □ Michael Christopher □ Jose Cisneros □ Mildred Cole □ Stephen Conger □ Thomas Conger □ Robert Conner □ Clarisa Correa □ Teresa Costantinou □ Kelly Covert □ Sam Cox □ David Cravins □ Emma Jean Crawford □ Douglas Dalsbo □ Leane Darnold □ Barbara Davis □ James Davis □ Johanna Del Cid □ Theodore Demaria □ Tanya Dennis □ Jeremy Diehl □ Paul Dierkes □ Patrick Douglass □ Stephenie Dwyer □ Bridget Eggold □ Robert Eldridge □ Crystal Escalera □ Jonathon Espel □ Inocencio Esquillo □ Serena Estell-Hoelscher □ Tamara Ester □ Leanna Evans □ Janet Feldewerth □ John Fernandez □ Scott Fieser □ Gale Filadelfia □ Scott Finley □ Erin Finn □ Elizabeth Flannery □ Brian Fleming □ Christina Fleming □ Kelly Flemming □ Regina Fortune □ Daniel Foster □ Heather Fritz □ Oscar Fuentes □ Eileen Gaddis □ Peggy Garcia □ Chris Garman □ Paul Garner □ Daniel Garrick □ Timothy Gleason □ Jill Goldsmith □ Martin Gonzales □ Carolyn Gooch □ Debra Goodlow □ William Graff □ Kristopher Gram □ Roy Grantham □ Kristine Grass □ Charles Gregg □ Willie Gregory □ Rebecca Gruber □ Janell Guffey □ Hector Gutierrez □ Sheri Gutierrez □ Connie Haddix □ Jasvir Haer □ Ashley Hagan □ Patrick Hager □ Craig Hahn □ Lisa Hale □ John Hall □ Jenice Haneline □ Stacy Hare □ Connie Harris □ Kathy Harris □ Rayburn Hayes □ Julia Heap □ Brian Heckenbach □ Eric Heckenbach □ Katherine Heckenbach □ Mary Herling □ Kathleen Hermes □ Jacqueline Hicks □ Kevin Hoelscher □ Jennifer Hoeltge □ Thomas Hogenmiller □ James Hollman □ Jeff Holtzclaw □ Sandra Hon □ Marsha Hoover □ David Hopp □ Lynn Horwitz □ Dale Howdeshell □ Michael Hughes □ David Hurlbrink □ John Hurst □ Gregory Jaeger □ Tony Jaso □ Donald Johnson □ Carrie Jones □ Cynthia Jones □ Michelle Jones □ Tara Jovcevski □ Barry Judge □ Daniel Jung □ Peter Jung □ Tammy Kaminski □ Kevin Karney □ Matthew Kastigar □ Jessica Kelting □ Rajinder Khangura □ John

WE THANK OUR EMPLOYEES FOR MAKING 2003 A SUCCESSFUL YEAR.

King □ Tiana Kinley □ Paul Kline □ David Lamprecht □ Michael Lane □ Reta Lauer □ Kevin Lee □ Rosario Lopez □ John Lucas □ Mark Lucero □ Mark Lunsford □ Regina Madrid □ Patricia Magsam □ Marcus Maheu □ Richard Maheu □ Karen Manning □ Daniel Manson □ Mauricio Martinez □ Howard Masin □ Annette Maslin □ Anthony Mauro □ Lisa Mayer □ Ora Ruth Mayes □ Brendan McCrea □ Michael McGough □ Joshua McKey □ Manuel Mena □ Angelica Mesta □ Kendra Meyer □ Lisa Meyer □ Gina Meyers □ Matthew Michaels □ Alex Mitchell □ Gerald Moore □ Stevie Moore □ Keith Moser □ Colleen Mueller □ Onayda Muratalla □ Rachel Muro □ Paul Nieto □ Richard Nyhoff □ Sean O'Connor □ Angela Olivas □ Doug Pack □ Joseph Padilla □ Colleen Painter □ William Palmer □ Sheri Patton □ Cara Penner □ Cynthia Pequignot □ Sally Perry □ Cheryl Philips □ Ang Phung □ William Pierce □ Mark Pinsof □ Jacqueline Plasterer □ Andrew Politte □ John Porzelt □ Cindy Prewitt □ Patrick Quinn □ Ma Lu Quintanilla □ John Rappe □ Stacey Rasmussen □ Sarah Rayle □ Janice Raymond □ Courtney Reilly □ Joshua Reilly □ Daniel Reinhardt □ Linda Reyes □ Tom Richardson □ Tracey Richardson □ Elizabeth Riedinger □ Jeffrey Riley □ M. Lou Robertson □ Jo Anna Rogers □ Irma Romero □ Del Roth □ Melvin Rouse □ Adam Ruch □ David Ruch □ Eduardo Rullan □ Linda Rutledge □ Stephen Ruyle □ Denise Ryan □ Courtney Rynearson □ Amy Sadlowski □ Vicky Salamone □ Akimu Salawou □ Candelaria Sanchez □ Susan Sanderson □ Concepcion Santillana □ Brent Scare □ Rose Ann Schlegel □ Randolph Schmittel □ Theodore Schreck □ Suzanne Scritsmier □ Robert Seals □ Julia Shadle □ Laya Sharma □ Bruce Shefsky □ Ross Sherman □ Juan Sierra □ Avtar Singh □ Jaspal Singh □ Kulwinder Singh □ Preetam Singh □ Carey Sipe □ Thomas Smith □ Jim Smithey □ Ronald Solovic □ Mike Song □ Pacita Soriano □ Susan Spear □ Mary Lou Sportsman □ Lynn Stavert □ Eric Stetzel □ Bryan Stiefferman □ Tanya Stiefferman □ Timothy Stiefferman □ Amber Strautins □ Melanie Stutler □ Douglas Suthers □ Roxanne Swygart □ Paul David Tackett □ Daniel Tarullo □ Sidney Taylor □ Amie TerMolen □ Glenn Thomas □ Monica Thompson □ Keith Todd □ Caitlin Toomey □ Timothy Toomey □ David Toso □ Lisa Toth □ Leon Tow □ Steve Tripp □ Gabriel Trujillo □ Brian Tucker □ Karen Urias □ Steve Usery □ Steven VanAnda □ Michael Vandeveer □ Jennifer Van Dinter □ Shane Vandiver □ Gabriela Vera □ Brenda Vice □ Edward Villafranca □ Sabrina Vivian □ Deborah Voegele □ Elena Walton □ Kip Walton □ Betty Ward □ Dawn Warford □ Beth Weirauch □ Sherri Weldon □ Sara Wendt □ Gary Wetzel □ Patricia Whitehead □ Robert Wiedl □ Joyce Wiegand □ Ida Louise Willard □ Brett Williams □ Patricia Wilson □ Anita Woelfel □ Michael Woods □ Stephen Yaggy □ Gregory Yahne □ Tavares Young □ Betty Zoller

FINANCIAL REVIEW

All numbers in thousands, except per share data

General

Young Innovations, Inc. and subsidiaries (the "Company") develop, manufacture and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, panoramic X-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, children's toothpastes, moisture control products, infection control products, and ultrasonic systems and obturation products used in endodontic surgery (root canal procedures). The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee and Texas.

The Company's two operating segments, Professional Dental and Retail, serve two segments of the market for oral healthcare. The Professional Dental segment is engaged in the development and manufacture of a broad line of products marketed to dental professionals, principally dentists, dental hygienists and dental assistants. The Retail segment develops and markets products sold to a variety of retail outlets, including mass merchandisers, drug stores and supermarkets.

The Company markets its products primarily in the U.S. The Company also markets its products in several international markets, including Canada, Europe, South America, Central America and the Pacific Rim. International sales represented less than 10% of the Company's total net sales in 2003.

Critical Accounting Policies

In December 2001, the SEC requested that all registrants include in their MD&A their most critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions using different assumptions. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following accounting policies fit this definition:

Allowance for doubtful accounts – The Company has 44% of its December 31, 2003 accounts receivable balance with two large customers (see footnote 5 of the financial statements set forth in Item 8) with the remaining balance among numerous customers, some of which are international. Accounts receivable balances are subject to credit risk. Management has reserved for expected credit losses, sales returns and allowances, and discounts based upon past experience as well as knowledge of current customer information. We believe that our reserves are adequate. It is possible, however, that the accuracy of our estimation process could be impacted by unforeseen circumstances. We continuously review our reserve balance and refine the estimates to reflect any changes in circumstances.

Inventory – The Company values inventory at the lower of cost or market on a first-in, first-out basis. Inventory values are based upon standard costs which approximate historical costs. Management regularly reviews inventory quantities on hand and records a provision for excess or obsolete inventory based primarily on estimated product demand and other knowledge related to the inventory. If demand for the Company's products is significantly different than Management's expectations, the reserve could be materially impacted. Changes to the reserves are included in cost of goods sold.

Goodwill and other intangible assets – The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 131 effective January 1, 2002. Goodwill and other long-lived assets with indefinite useful lives are reviewed by Management for impairment at least annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If indicators of impairment are present, the determination of the amount of impairment would be based on Management's judgment as to the future operating cash flows to be generated from the assets. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

Contingencies – The Company and its subsidiaries from time to time are subject to various contingencies, including legal proceedings arising in the normal course of business. Management, with the assistance of external legal counsel, performs an analysis of current litigation and will record liabilities if a loss is probable and can be reasonably estimated. The Company believes the reserve is adequate; however, it cannot guarantee that costs will not be incurred in excess of current estimates.

Assets and Liabilities Acquired in Business Combinations – The Company periodically acquires businesses. All business acquisitions completed subsequent to 2002 were accounted for under the provisions of SFAS No. 141, "Business Combinations," which requires the use of the purchase method. All business acquisitions completed in years prior to 2002 were accounted for under the purchase method as set forth in APB No. 16, "Business Combinations." The purchase method requires the Company to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The allocation of acquisition cost to assets acquired includes the consideration of identifiable intangible assets. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company's measurement of certain preacquisition contingencies may impact the Company's cost allocation to assets acquired and liabilities assumed for a period of up to one year following the date of an acquisition. The Company utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to assist the Company in determining the fair value and useful lives of identifiable intangibles, including the determination of intangible assets that have an indefinite life. The valuation of the acquired assets and liabilities and the useful lives assigned by the Company will impact the determination of future operating performance of the Company.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's statements of income expressed as a percentage of net sales.

Year ended December 31	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	45.8	46.8	47.2
Gross profit	54.2	53.2	52.8
Selling, general and administrative expenses	26.2	26.9	28.1
Income from operations	27.9	26.3	24.7
Interest expense and other, net	(.1)	.4	.3
Income before provision for income taxes	28.0	25.9	24.4
Provision for income taxes	10.7	10.1	9.4
Net income	17.3%	15.8%	15.0%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales – Net sales for the year ended December 31, 2003 were $76,156, up 5.5% from $72,218 in the prior year. Approximately $650 of this growth is the result of the acquisition of Obtura Spartan on December 1, 2003.

Throughout the year, growth in professional products exceeded our expectations and more than offset a decline in sales of retail products. Sales of professional products increased 8.1% to $72,562 from the $67,147 reported in 2002. Strong response to promotional activity and solid end-user demand across product lines contributed to growth in the sales of professional products for the year.

Retail sales declined 29.1% to $3,594 compared to the $5,071 recorded in the prior year. The decline was due to several factors, including high inventory levels at one of the Company's major retail customers as a result of weak consumer demand for a large holiday promotion at the end of 2002, and the discontinuance of certain product lines at one of the Company's customers. While sales of retail products are expected to maintain their historical volatility, the performance of the Retail Segment is not expected to have a negative effect on 2004 earnings.

Gross Profit – Gross profit for the year ended December 31, 2003 was $41,240, or 54.2%, compared to $38,431, or 53.2%, in 2002. Gross margin increased as a result of several factors including product mix, the realization of productivity improvements in manufacturing, and acquisition integration activities.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses increased $538, or 2.8%, to $19,971 in 2003 from $19,433 in 2002. The primary increase in SG&A costs in 2003 is related to increases in personnel costs consistent with the growth of the Company. The increases were offset by cost containment measures which generated SG&A growth at a rate less than sales growth. As a percent of net sales, SG&A expenses decreased to 26.2% in 2003 from 26.9% in 2002 as a result of the factors explained above.

Income from Operations – Income from Operations in 2003 was $21,269 compared to $18,998 in 2002, an increase of 12.0%. The increase is a result of the factors described above.

Provision for Income Taxes – During the year ended 2003, the Company's provision for income taxes increased to $8,177 versus $7,301 in 2002 as a result of higher pre-tax income. The effective tax rate in 2003 of 38.25% compared to 39.0% in 2002. This decrease in the effective rate was the result of a reduction in expenses that are not deductible for tax purposes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales – Net sales increased $8,559, or 13.4%, to $72,218 in 2002 from $63,659 in 2001. The increase was primarily attributable to the inclusion of Biotrol sales for the full period ($4,205 of additional sales) as well as growth in the Professional and Retail Segments.

Gross Profit – Gross profit increased $4,789, or 14.2%, to $38,431 in 2002 from $33,642 in 2001. Gross profit benefited from the acquisition of Biotrol and from increased sales in the Professional and Retail Segments. Gross margin increased to 53.2% of net sales in 2002 from 52.8% in 2001. This increase was primarily a result of the full year inclusion of Biotrol and overall product mix.

Selling, General and Administrative Expenses ("SG&A") – SG&A expenses increased $1,536, or 8.6%, to $19,433 in 2002 from $17,897 in 2001. The increase was primarily a result of additional SG&A expenses related to the Biotrol acquisition as well as increased spending in the Professional and Retail segments. These administrative expenses were partially offset by the elimination of the amortization of goodwill ($1,215 for 2001) starting in 2002 due to the adoption of SFAS 142. As a percent of net sales, SG&A expenses decreased to 26.9% in 2002 from 28.1% in 2001 as a result of the factors explained above.

Income from Operations – Income from operations increased $3,253, or 20.7%, to $18,998 in 2002 from $15,745 in 2001 as a result of the factors explained above.

Provision for Income Taxes – Provision for income taxes increased $1,326 in 2002 to $7,301 from $5,975 for 2001 primarily as a result of higher pre-tax income. The effective tax rate of 39.0% in 2002 compares to 38.5% in 2001, reflecting the continued phase-in of the 35% federal tax rate, partially offset by the elimination of goodwill amortization expense in accordance with SFAS 142.

Liquidity and Capital Resources

Sources of Cash

Historically, the Company has financed its operations primarily through cash flow from operating activities and, to a lesser extent, through borrowings under its credit facility. Net cash flow from operating activities was $16,406, $16,258, and $14,142 for 2003, 2002 and 2001, respectively.

The Company maintains a credit agreement with a borrowing capacity of $40,000 which currently expires in September 2004. The Company expects this agreement to be extended under similar terms. Borrowings under the agreement bear interest at rates ranging from LIBOR + 1% to LIBOR + 2.25% or Prime to Prime + .5%, depending on the Company's level of indebtedness. Commitment fees for this agreement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants. As of December 31, 2003, the Company was in compliance with all of these covenants.

At December 31, 2003, there were $2,784 in outstanding borrowings under this agreement. Management believes through its operating cash flows as well as borrowing capabilities, the Company has adequate liquidity and capital resources to meet its needs on a short- and long-term basis.

Uses of Cash

Consistent with historical spending, the Company's uses of cash primarily relate to acquisition activity, capital expenditures, stock repurchases and dividend distributions to shareholders. Specific significant uses of cash over the three years are as follows:

2003

Capital expenditures for property, plant and equipment were $2,087 in 2003. Significant capital expenditures related to building improvements and new tooling for product enhancements. In September 2003, YI Ventures LLC (a wholly owned subsidiary) acquired a company which provides dental services. On December 1, 2003, the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies, Inc., collectively known as Obtura Spartan. The Company originally paid $12,572 in cash, with money set aside in escrow pending the settlement of any indemnification claims. An additional $2,000 may be earned by the sellers if additional profitability targets are achieved over the next two years. Quarterly dividends of $0.03 per share were paid September 15, 2003 and December 15, 2003, for a total payment of $548.

2002

Capital expenditures for property, plant and equipment were $2,660 in 2002. In November and December 2002, the Company repurchased 81 shares of its Common Stock from various stockholders for $1,709.

2001

Capital expenditures for property, plant and equipment were $6,983 in 2001. Significant capital expenditures included $3,309 for additional manufacturing and office space in Earth City, MO and Fort Wayne, IN, and $2,294 for additional machinery and equipment. On June 12, 2001, the Company acquired substantially all the assets of Biotrol. The Company originally paid $9,343 in cash, with money set aside in escrow pending the settlement of any indemnification claims. Upon final settlement, the purchase price was $8,912. On November 2, 2001, the Company purchased 1,050 shares of its Common Stock from George E. Richmond, its Chairman, for approximately $14,900.

Consistent with the Company's historical capital expenditures, future capital expenditures are expected to include facility improvements, panoramic X-ray machines for the Company's rental program, production machinery and information systems.

Contractual Obligations *(Payments due by period)*	Total	Less than 1 Year	1-3 years	4-5 years	Beyond 5 years
Capital Lease Obligations	$ 68	$ 68	$ —	—	—
Operating Leases (including buildings)	2,605	789	1,414	$402	—
Long-Term Debt	2,784	2,784	—	—	—
Total	$5,457	$3,641	$1,414	$402	—

As of December 31, 2003 and 2002, management was aware of no relationships with any other unconsolidated entities, financial partnerships, structured finance entities, or special purpose entities which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Financial Accounting Standards Board Statements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, liabilities are recognized for exit and disposal costs only when a liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 did not have a material impact on the consolidated financial statements of the Company.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has included these disclosures in the notes to the consolidated financial statements. SFAS No. 148 also provides for voluntary adoption of the fair value method for entities with fiscal years ending after December 15, 2002. The Company has not made this election.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 31, 2002. The impact of the adoption of this Interpretation was not material to the consolidated financial statements of the Company.

Quantitative and Qualitative Disclosures About Market Risk

Market risks relating to the Company's operations result primarily from changes in interest rates and changes in foreign exchange rates. From time to time, the Company finances acquisitions, capital expenditures and its working capital needs with borrowings under a revolving credit facility. Due to the variable interest rate feature on the debt, the Company is exposed to interest rate risk. Based on the Company's average debt balance, a theoretical 100 basis point increase in interest rates would have resulted in approximately $26, $115 and $81 of additional interest expense in the years ended December 31, 2003, 2002 and 2001, respectively.

Sales of the Company's products in a given foreign country can be affected by fluctuations in the exchange rate. However, the Company sells less than 10% of its products outside the United States. Of these foreign sales, approximately 97% are denominated in U.S. dollars, with the remaining approximately 3% denominated in Canadian dollars. As a result, the Company does not feel that foreign currency movements have a material impact on its financial statements.

The Company does not use derivatives to manage its interest rate or foreign exchange rate risks.

Change in Independent Accountants

On June 10, 2002, the Board of Directors, on the recommendation of the Audit Committee, dismissed Arthur Andersen LLP and appointed KPMG LLP as the Company's independent auditors. KPMG LLP completed their standard evaluation process on June 24, 2002 and accepted engagement with the Company. Arthur Andersen LLP served as the independent auditors for the Company and its predecessor from 1994 to 2002.

The report of Arthur Andersen LLP on the Company's financial statements for the year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Company's financial statements for the year ended December 31, 2001 and through June 10, 2002, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused the firm to make reference to the matter in their reports.

The Company provided Arthur Andersen with a copy of the foregoing disclosure.

During the fiscal year ended December 31, 2001 and through the date of the appointment, the Company did not consult KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matter or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Forward-Looking Statements

Investors are cautioned that this Annual Report may contain certain forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995. Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions and which include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions. These statements are not guaranties of future performance and the Company makes no commitment to update or disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and other reports filed with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits. The consolidated financial statements and financial statement schedules of Young Innovations, Inc. and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedules in their report dated February 4, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed above, the consolidated financial statements and the financial statement schedule of Young Innovations, Inc. and subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 9, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 9 are appropriate. However, we were not engaged to audit, review or apply any procedures to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

KPMG LLP

February 2, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Young Innovations, Inc.:

We have audited the accompanying consolidated balance sheets of Young Innovations, Inc. (a Missouri corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Young Innovations, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 4, 2002
(except with respect to the matter discussed in Note 22, as to which the date is March 22, 2002)

THIS IS A COPY OF THE AUDIT REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP, WHICH HAS CEASED OPERATIONS, IN CONNECTION WITH YOUNG INNOVATIONS, INC.'S FILING ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSON LLP IN CONNECTION WITH YOUNG INNOVATIONS, INC.'S FILING ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003. SEE EXHIBIT 23.2 IN YOUNG INNOVATIONS, INC.'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003 FOR FURTHER DISCUSSION.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

December 31	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 938	$ 554
Trade accounts receivable, net of allowance for doubtful accounts of $641 and $385, in 2003 and 2002, respectively	11,212	10,010
Inventories	9,017	7,861
Other current assets	3,403	2,405
Total current assets	24,570	20,830
Property, plant and equipment, net	19,240	18,962
Goodwill	51,003	42,414
Other intangible assets	5,824	2,302
Other assets	847	480
Total assets	$101,484	$84,988
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 2,852	$ 75
Accounts payable and accrued liabilities	9,042	8,110
Total current liabilities	11,894	8,185
Long-term debt	—	4,229
Deferred income taxes	6,627	4,904
Stockholders' equity:		
Common stock, voting, $.01 par value, 25,000 shares authorized, 9,004 and 8,905 shares issued and outstanding, net of treasury stock, in 2003 and 2002, respectively	90	89
Additional paid-in capital	28,367	28,050
Deferred stock compensation	(935)	(1,271)
Retained earnings	71,426	58,772
Common stock in treasury, at cost, 1,157 and 1,338 shares in 2003 and 2002, respectively	(15,985)	(17,970)
Total stockholders' equity	82,963	67,670
Total liabilities and stockholders' equity	$101,484	$84,988

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

Years ended December 31	2003	2002	2001
Net sales	$76,156	$72,218	$63,659
Cost of goods sold	34,916	33,787	30,017
Gross profit	41,240	38,431	33,642
Selling, general and administrative expenses	19,971	19,433	17,897
Income from operations	21,269	18,998	15,745
Interest expense, net	17	282	148
Other expense (income), net	(126)	4	77
Income before provision for income taxes	21,378	18,712	15,520
Provision for income taxes	8,177	7,301	5,975
Net income	$13,201	$11,411	$ 9,545
Basic earnings per share	$ 1.46	$ 1.29	$ 0.99
Diluted earnings per share	$ 1.40	$ 1.22	$ 0.96
Basic weighted average shares outstanding	9,017	8,876	9,662
Diluted weighted average shares outstanding	9,431	9,331	9,904

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Stock in Treasury	Deferred Stock Compensation	Total	Comprehensive Income
Balance, December 31, 2000	$98	$26,060	$37,816	$(3,537)	—	$60,437	
Net income	—	—	9,545	—	—	9,545	$9,545
Common stock purchased	(9)	—	—	(14,908)	—	(14,917)	
Stock options exercised	—	86	—	660	—	746	
Deferred stock compensation	—	1,682	—	—	$(1,682)	—	
Amortization of deferred stock compensation	—	—	—	—	74	74	
Comprehensive income							$9,545
Balance, December 31, 2001	$89	$27,828	$47,361	$(17,785)	$(1,608)	$55,885	
Net income	—	—	11,411	—	—	11,411	$11,411
Common stock purchased	—	—	—	(1,709)	—	(1,709)	
Stock options exercised	—	222	—	1,524	—	1,746	
Amortization of deferred stock compensation	—	—	—	—	337	337	
Comprehensive income							$11,411
Balance, December 31, 2002	$89	$28,050	$58,772	$(17,970)	$(1,271)	$67,670	
Net income	—	—	13,201	—	—	13,201	$13,201
Common stock purchased	1	—	—	(66)	—	(65)	
Stock options exercised	—	317	—	2,051	—	2,368	
Amortization of deferred stock compensation	—	—	—	—	336	336	$13,201
Cash dividends ($0.06 per share)	—	—	(547)	—	—	(547)	
Balance, December 31, 2003	$90	$28,367	$71,426	$(15,985)	$(935)	$82,963	

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years ended December 31	2003	2002	2001
Cash flows from operating activities:			
Net income	$13,201	$11,411	$9,545
Adjustments to reconcile net income to net cash flows from operating activities –			
Depreciation and amortization	2,590	2,536	3,239
Deferred income taxes	1,723	545	825
Loss (gain) on disposal of property, plant and equipment	35	148	—
Changes in assets and liabilities, net of effects of acquisitions			
Trade accounts receivable	(319)	(105)	663
Inventories	322	(778)	(56)
Other current assets	(720)	(510)	(293)
Other assets	(367)	671	514
Accounts payable and accrued liabilities	(59)	2,340	(295)
Total adjustments	3,240	4,847	4,597
NET CASH FLOWS FROM OPERATING ACTIVITIES	16,406	16,258	14,142
Cash flows from investing activities:			
(Payments) recoveries for acquisitions, net of cash acquired	(13,178)	431	(9,298)
Purchases of property, plant and equipment	(2,087)	(2,660)	(6,983)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(15,265)	(2,229)	(16,281)
Cash flows from financing activities:			
Payments on long-term debt	(4,304)	(57,028)	(23,561)
Borrowings on long-term debt	2,852	44,348	39,953
Proceeds from stock options exercised	1,308	832	746
Purchases of treasury stock	(66)	(1,709)	(14,917)
Payment of cash dividend	(547)	—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES	(757)	(13,557)	2,221
Net increase in cash and cash equivalents	384	472	82
Cash and cash equivalents, beginning of period	554	82	—
Cash and cash equivalents, end of period	$ 938	$ 554	$ 82

The accompanying notes are an integral part of these statements.

(In thousands, except per share data)

December 31, 2003

1. Organization

Young Innovations, Inc. and its subsidiaries (the "Company") develop, manufacture and market supplies and equipment used to facilitate the practice of dentistry and to promote oral health. The Company's product offering includes disposable and metal prophylaxis ("prophy") angles, prophy cups and brushes, panoramic X-ray machines, dental handpieces (drills) and related components, orthodontic toothbrushes, flavored examination gloves, children's toothbrushes, children's toothpastes, moisture control products, infection control products, and ultrasonic systems and obturation products used in endodontic surgeries (root canal procedures). The Company's manufacturing and distribution facilities are located in Missouri, California, Indiana, Colorado, Tennessee and Texas. Export sales were less than 10% of total net sales for 2003, 2002 and 2001.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Young Innovations, Inc. and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less.

Inventories

Inventories are stated at the lower of cost (which includes material, labor and manufacturing overhead) or net realizable value. Inventory values are based upon standard costs which approximate historical costs, determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred, and additions and improvements that significantly extend the lives of assets are capitalized. Upon disposition, cost and accumulated depreciation are eliminated from the related accounts and any gain or loss is reflected in the statements of income. The Company provides depreciation using the straight-line method over the estimated useful lives of respective classes of assets as follows:

Buildings and improvements	3 to 40 years
Machinery and equipment	3 to 10 years
Equipment rented to others	4 to 15 years

Other Assets

On May 17, 1999, the Company acquired a one-third interest in International Assembly, Inc., a Texas corporation (IAI). The Company paid approximately $1,050 in cash for this investment. The investment is being accounted for under the equity method of accounting. Equity income (loss) is recorded using a three-month lag. The Company's losses attributed to IAI are included in other expense, net and totaled $1, $150, and $240 for 2003, 2002 and 2001, respectively. The asset balance at December 31, 2003 for this investment is $376, of which approximately $350 represents goodwill.

The Company purchases certain services from IAI at amounts less than would be paid to unrelated parties. These services totaled $198, $458 and $830 in 2003, 2002 and 2001, respectively.

Intangible Assets

Intangible assets primarily consist of trademarks, license agreements, core technology, patents and patent applications, product formulas and supplier relationships. Trademarks have been determined to have indefinite useful lives and therefore the carrying value is reviewed at least annually for recoverability in accordance with the requirements of SFAS No. 142. Other capitalized intangible costs are amortized on a straight-line basis over the estimated useful lives of the assets, generally between 5 and 40 years, and tested for impairment whenever conditions indicate that an asset may be impaired.

Impairment of Long-Lived Assets

The Company assesses and measures any impairments of long-lived assets in accordance with the provisions of SFAS No. 144. If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. The Company has not incurred any material impairments of long-lived assets during the years ended 2003, 2002 and 2001.

Fair Value of Financial Instruments

Financial instruments consist principally of cash, accounts receivable, notes receivable, accounts payable and debt. The estimated fair value of these instruments approximates their carrying value.

Revenue Recognition

Revenue from the sale of products is recorded at the time title passes, generally when the products are shipped as our shipping terms are customarily FOB shipping point. Revenue from the rental of equipment to others is recognized on a month-to-month basis as the revenue is earned. The Company generally warrants its products against defects and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option with the exception of X-ray machines, which have a 90-day return policy. The Company owns X-ray equipment rented on a month-to-month basis to customers. A liability for the removal costs of the rented X-ray machines is capitalized and amortized over four years. A liability for the removal costs of the purchased X-ray machines expected to be returned to the Company is included in accounts payable and accrued liabilities at December 31, 2003 and 2002.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were approximately $1,950, $2,072 and $1,834 for 2003, 2002 and 2001, respectively.

Research and Development Costs

Research and development costs are expensed when incurred and totaled $511, $596 and $516 for 2003, 2002 and 2001, respectively.

Interest Expense (Income), Net

Interest expense (income) includes interest paid related to borrowings on the Company's credit facility, as well as offsetting interest income earned on various investments. In 2003, 2002 and 2001, interest income totaled $62, $63, and $96, respectively.

Other Expense (Income), Net

Other expense (income) includes the Company's portion of losses from its investment in IAI, rental income from leased space, sale of scrap, and other miscellaneous income and expense items, all of which are not directly related to the Company's primary business.

Income Taxes

The Company has accounted for income taxes under SFAS No. 109, which requires an asset and liability approach to accounting and reporting for income taxes. Deferred income taxes are provided for temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Stock-Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation costs for the Plan been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma amounts below:

	Year Ended December 31, 2003		Year Ended December 31, 2002		Year Ended December 31, 2001	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$13,201	$11,919	$11,411	$10,265	$9,545	$8,630
Earnings per share:						
Basic	$1.46	$1.32	$1.29	$1.16	$0.99	$0.89
Diluted	$1.40	$1.26	$1.22	$1.10	$0.96	$0.87

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001: (i) dividend yield of 0%; (ii) expected volatility of 43.7%; (iii) risk-free interest rate of 4.8%; and (iv) expected life of 8.0 years. The weighted average fair value of the options at the grant date was $8.49 for 2001.

No options were granted in 2002. The following weighted average assumptions were used for 2003: (i) dividend yield of 0.37%; (ii) expected volatility of 32.3%; (iii) risk-free interest rate of 4.5%; and (iv) expected life of 8.0 years. The weighted average fair value of the options at the grant date was $14.22 for 2003.

Supplemental Cash Flow Information

Cash flows from operating activities include $5,782, $5,401, and $4,611 for the payment of federal and state income taxes and $83, $376, and $188 for the payment of interest during 2003, 2002 and 2001, respectively.

3. Acquisitions

On December 1, 2003 the Company acquired substantially all of the assets and assumed a portion of the liabilities of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). Obtura Spartan designs, develops and manufactures products used in endodontic surgery, including root canal procedures. The acquisition of Obtura Spartan enabled the Company to enter the endodontic market. The Company paid approximately $12,572 in cash, excluding transaction costs. Of the purchase price, $1,000 was set aside in an escrow account pending the settlement of any indemnification claims pertaining to certain liabilities assumed by the Company. An additional $2,000 may be paid by the Company ("Earn-out Payments") if certain profitability targets are achieved over the next two years. Amounts paid or received by the Company in future periods, if any, in connection with escrow account settlement and Earn-out Payments discussed above will be accounted for as an adjustment to purchase price when the related contingencies are resolved. The acquisition was financed principally with cash generated from operations and was accounted for as a purchase transaction. Upon initial allocation of the purchase price at the time of the acquisition, goodwill was determined to be $8,089. The following table summarizes the

December 1,	2003
Current assets	$ 2,470
Property, plant and equipment	394
Intangible assets	3,588
Goodwill	8,089
Total assets acquired	14,541
Current liabilities assumed	1,969
Net assets acquired	$12,572

estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company is in the process of finalizing the valuations related to certain assets acquired and liabilities assumed and upon doing so will adjust the preliminary purchase price allocation if necessary.

Of the $3,588 of acquired intangible assets, $1,200 was assigned to license arrangements and $591 was assigned to core technology, both with 20 year useful lives. The remaining $1,801 was assigned to trademarks that are not subject to amortization. All $8,089 of goodwill was assigned to the professional segment. The results of operations for Obtura Spartan are included in the consolidated financial statements since December 1, 2003. George E. Richmond, the Company's Chairman, owned 20% of Earth City Technologies at the time of the acquisition. The transaction was unanimously approved by the independent directors of the Company.

On June 12, 2001 the Company acquired substantially all of the assets and assumed a portion of the liabilities of the Biotrol and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The Company paid $9,343 in cash including transaction costs, with money set aside in escrow pending the settlement of any indemnification claims. Upon final settlement, the purchase price was $8,867. The acquisition was financed with borrowings on the Company's credit facility and cash generated from operations. The acquisition was accounted for as a purchase transaction. Upon the finalization of the settlement and purchase accounting, the final purchase price allocation was completed and goodwill was determined to be $6,160. In accordance with SFAS 142, $2,060 of separately identifiable intangible assets, including trademarks, product formulations, and supplier relationships, were also recorded. The trademarks have been determined to have indefinite lives. The remaining intangible assets are being amortized over periods between 5 years and 40 years. The results of operations for Biotrol are included in the consolidated financial statements since June 12, 2001.

4. Segment Information

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has two operating segments according to SFAS No. 131: professional and retail. The professional segment sells products to dentists, dental hygienists and dental assistants. The retail segment sells products to consumers through mass merchandisers. There is not a significant portion of the Company's assets, interest costs, depreciation, amortization or research and development costs allocated to the retail segment.

The table below is a summary of certain financial information related to the two segments:

2003	Professional	Retail	Consolidated
Net sales	$72,562	$3,594	$76,156
Income from operations	$21,408	$ (139)	$21,269
2002			
Net sales	$67,147	$5,071	$72,218
Income from operations	$18,560	$ 438	$18,998
2001			
Net sales	$58,824	$4,835	$63,659
Income from operations	$15,484	$ 261	$15,745

5. Major Customers and Credit Concentration

The Company generates trade accounts receivable in the normal course of business. The Company grants credit to distributors and customers throughout the world and generally does not require collateral to secure the accounts receivable. The Company's credit risk is concentrated among two distributors accounting for 44% and 42% of accounts receivable at December 31, 2003 and 2002, respectively.

The percentage of net sales to major distributors to total net sales were as follows:

Years ended December 31	2003	2002	2001
Distributor			
Henry Schein, Inc.	16.6%	13.8%	14.6%
Patterson Dental Company	14.7%	15.0%	13.3%

6. Inventories

Inventories consist of the following:

December 31	2003	2002
Finished products	$5,178	$4,931
Work in process	1,327	1,321
Raw materials and supplies	2,512	1,609
Total inventories	$9,017	$7,861

7. Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 31	2003	2002
Land	$ 1,086	$ 1,086
Buildings and improvements	7,585	7,474
Machinery and equipment	17,813	17,250
Equipment rented to others	6,011	5,852
Construction in progress	1,199	129
	$ 33,694	$ 31,791
Less – Accumulated depreciation	(14,453)	(12,829)
Total property, plant and equipment, net	$ 19,240	$ 18,962

Machinery and equipment under capital lease and related accumulated depreciation was $384 and $319, respectively, at December 31, 2003 and was $345 and $218, respectively, at December 31, 2002. Depreciation expense was $2,181, $2,125 and $1,922 for 2003, 2002 and 2001, respectively.

8. Other Assets

Other assets consist of the following:

December 31	2003	2002
Investment in IAI	$376	$377
Notes receivable, long-term	364	—
Other	107	103
Total other assets	$847	$480

Notes receivable relate to amounts due from customer purchases of capital equipment financed by the Company.

9. Goodwill and Other Intangible Assets

Goodwill consists of the following:

December 31	2003	2002
Goodwill	$55,801	$47,212
Less – Accumulated amortization	(4,798)	(4,798)
Total goodwill	$51,003	$42,414

On December 1, 2003, the Company acquired Obtura Spartan (see footnote 3). The acquisition resulted in additional goodwill of approximately $8,089. The remaining $500 increase in goodwill was acquired through YI Ventures. Intangible assets other than goodwill of $3,588 related to Obtura Spartan were identified in accordance with SFAS No. 141, "Business Combinations." There have been no changes in goodwill related to impairment losses or write-offs due to sale of businesses.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS No. 142, the Company no longer amortizes goodwill and intangibles which have indefinite lives. Amortization of goodwill was $1,243 in 2001. Other intangible assets with finite lives continue to be amortized over their useful lives.

SFAS 142 also requires that the Company assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit or intangible asset. The impairment test for goodwill is a two-step process. The first step is to identify when a goodwill impairment has occurred by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill test should be performed to measure the amount of the impairment loss, if any. In this second step, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss should be recognized equivalent to the excess amount which in no circumstances should exceed the carrying amount of the goodwill.

In accordance with the transition rules of SFAS No. 142, the Company performed the transitional impairment tests during the first half of 2002, as of January 1, 2002. Reporting units were established based on the Company's current reporting structure. All existing goodwill and intangible assets were assigned to the reporting units. All of the goodwill was allocated to the reporting units within the professional segment. The Company engaged an independent valuation and appraisal firm to assist with determining fair values based upon discounted future estimated cash flows and other valuation techniques. Fair values of the reporting units exceeded their respective book values. Thus, no impairment was identified as of January 1, 2002, and, therefore, Step 2 testing was deemed unnecessary. During the fourth quarter of 2003, the Company performed its annual impairment assessment as permitted based on certain criteria of SFAS No. 142. The Company determined that there was no impairment of reporting units. On an on-going basis, the Company will perform its annual impairment assessment in the fourth quarter of each year.

Other intangibles consist of the following, which are all included in the Professional Segment:

As of December 31, 2003	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
License agreements	$1,200	$6	$1,194
Core technology	591	4	587
Patents	497	230	267
Product formulas	430	27	403
Supplier relationships	130	65	65
Total	$2,848	$332	$2,516
Unamortized intangible assets			
Trademarks	$3,308		$3,308
Total intangible assets	$6,156	$332	$5,824

As of December 31, 2002	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets			
Patents	$491	$204	$287
Product formulas	430	16	414
Supplier relationships	130	39	91
Total	$1,051	$259	$792
Unamortized intangible assets			
Trademarks	$1,510		$1,510
Total intangible assets	$2,561	$259	$2,302

The costs of other intangible assets with finite lives are amortized over their expected useful lives using the straight-line method. The amortization lives are as follows: 20 years for license agreements and core technology, 18 to 20 years for patents, 40 years for product formulations and 5 years for supplier relationships. The weighted average life for amortizable intangible assets is 22 years. Aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 was $73, $81 and $26, respectively. Estimated amortization expense for each of the next five years is as follows:

For the year ended 12/31/04	$ 152
For the year ended 12/31/05	152
For the year ended 12/31/06	139
For the year ended 12/31/07	126
For the year ended 12/31/08	126

SFAS No. 142 (effective January 1, 2002) does not require retroactive restatement for all periods presented. However, presented below is a reconciliation of the 2001 statement of income data previously reported to reflect the impact related to the adoption of SFAS No. 142's provisions related to goodwill amortization:

Twelve months ended December 31	2001
Reported net income	$ 9,545
Add: amortization adjustment, net of related tax	904
Adjusted net income	$10,449
Reported basic earnings per share	$0.99
Add: amortization adjustment	$.09
Adjusted basic earnings per share	$1.08
Reported diluted earnings per share	$0.96
Add: amortization adjustment	$.09
Adjusted diluted earnings per share	$1.05

10. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

December 31	2003	2002
Accounts payable	$2,690	$3,471
Accrued salaries and bonuses	1,717	1,465
Accruals related to Obtura Spartan acquisition	1,100	—
Accrued rebate payments	534	390
Accrued expenses and other	3,001	2,784
Total accounts payable and accrued liabilities	$9,042	$8,110

11. Credit Arrangements and Notes Payable

The Company has a credit arrangement that provides for an unsecured revolving credit facility with an aggregate commitment of $40,000. Borrowings under the arrangement bear interest at rates ranging from LIBOR +1% to LIBOR +2.25% or Prime to Prime +.5%, depending on the Company's level of indebtedness. Commitment fees for this arrangement range from .15% to .25% of the unused balance. The agreement is unsecured and contains various financial and other covenants.

Long-term debt was as follows:

December 31	2003	2002
Revolving credit facility due 2004 with a weighted-average interest rate of 3.28% at December 31, 2003 and 2.73% at December 31, 2002	$2,784	$4,161
Capital lease obligations	68	143
	2,852	4,304
Less – current portion	2,852	75
	$ —	$4,229

In certain circumstances, the Company provides recourse for loans for equipment purchases by customers. Certain banks require the Company to provide recourse to finance equipment for new dentists and other customers with credit histories which are not consistent with the banks' lending criteria. In the event that a bank requires recourse on a given loan, the Company would assume the bank's security interest in the equipment securing the loan. As of December 31, 2003 and 2002, respectively, approximately $561 and $649 of the equipment financed with various lenders was subject to such recourse. Recourse on a given loan is generally eliminated by the bank after one year, provided the bank has received timely payments on that loan. Based on the Company's past experience with respect to these arrangements, it is the opinion of management that the fair value of the recourse provided is minimal and not material to the results of operations or financial position of the Company.

12. Common Stock

During 2003, the Company repurchased three shares of its Common Stock from various stockholders for $66. The purchases were financed through cash generated from operations. The Company also reissued 210 shares of its Common Stock in conjunction with stock option exercises for $1,308. In addition, the Company issued 24 shares of Common Stock for restricted stock which vested during 2003 (see footnote 13).

During 2002, the Company repurchased 81 shares of its Common Stock from various stockholders for $1,709. The purchases were financed through borrowings on the Company's credit facility. The Company also reissued 187 shares of its Common Stock held in treasury in conjunction with stock option exercises for $832. In addition, the Company issued 24 shares of Common Stock for restricted stock which vested during 2002 (see footnote 13).

During 2001, the Company repurchased 1,052 shares of its Common Stock for $14,917. 1,050 of these shares were purchased from George Richmond, the Company's Chairman (see footnote 17). The Company also reissued 119 shares of its Common Stock held in treasury in conjunction with stock option exercises for $746.

13. Stock Awards

Stock Options – The Company adopted the 1997 Stock Option Plan (the Plan) effective in November 1997 and amended the Plan in 1999 and 2001. A total of 1,725 shares of Common Stock are reserved for issuance under this plan, which is administered by the compensation committee of the Board of Directors (Compensation Committee). Participants in the Plan will be those employees whom the Compensation Committee may select from time to time and those nonemployee directors as the Company's Board of Directors may select from time to time. As of December 31, 2003, 1,529 options had been granted.

A summary of the options outstanding and exercisable is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, January 1, 2001	769	$8.00 - $11.67	$9.07
Granted	488	$14.02	$14.02
Exercised	119	$8.00 - $11.33	$8.58
Forfeited	48	$8.00 - $11.33	$9.56
Outstanding, December 31, 2001	1,090	$8.00 - $14.02	$11.31
Exercisable at December 31, 2001	483	$8.00 - $11.67	$9.08
Outstanding, January 1, 2002	1,090	$8.00 - $14.02	$11.31
Granted	—	—	—
Exercised	187	$8.00 - $11.33	$9.19
Forfeited	7	$8.00 - $9.29	$9.26
Outstanding, December 31, 2002	896	$8.00 - $14.02	$11.77
Exercisable at December 31, 2002	588	$8.00 - $14.02	$10.59
Outstanding, January 1, 2003	896	$8.00 - $14.02	$11.77
Granted	107	$32.74	$32.74
Exercised	209	$8.00 - $14.02	$9.92
Forfeited	—	—	—
Outstanding, December 31, 2003	794	$8.00 - $32.74	$15.08
Exercisable at December 31, 2003	509	$8.00 - $32.74	$13.51

The weighted average remaining contractual life of the options outstanding at December 31, 2003 is 7.5 years. As of January 1, 2004, 592 shares were exercisable with a range of exercise prices from $8.00 to $32.74 with a weighted average price of $13.58.

The Compensation Committee of the Board of Directors establishes vesting schedules for each option issued under the Plan. Outstanding options generally vest over four years. The exercise price has historically been equal to the fair value of the Common Stock at the date of grant. All options expire 10 years from the grant date.

Restricted Stock – Under the above Plan, restricted stock may be awarded or sold to participants under terms and conditions established by the Compensation Committee. For restricted stock grants, compensation expense is based upon the grant date market price and is recorded over the vesting period. In October 2001, the Company granted 120 shares of restricted stock to certain executive officers of the Company. No monetary consideration was paid by the officers who received the restricted stock. These shares vest 20% each year for five years beginning in October 2002. For the years ended December 31, 2003, 2002, and 2001, the Company recorded $336, $337, and $74, respectively, of compensation expense related to the restricted stock grants.

14. Income Taxes

The components of the provision for income taxes are as follows:

Years ended December 31	2003	2002	2001
Current	$7,047	$6,756	$5,149
Deferred	1,130	545	826
Total provision for income taxes	$8,177	$7,301	$5,975

The income tax provisions are different from the amount computed by applying the U.S. federal income tax rates to income before provision for income taxes. The reasons for these differences are as follows:

Years ended December 31	2003	2002	2001
Income before provision for income taxes	$21,378	$18,712	$15,520
U.S. federal income tax rate	35%	35%	35%
Computed income taxes	7,482	6,549	5,432
Goodwill amortization	—	—	143
Other	82	211	(59)
Provision for federal income taxes	7,564	6,760	5,516
State income taxes, net of federal tax benefit	613	541	459
Provision for income taxes	$ 8,177	$ 7,301	$ 5,975
Effective tax rate	38.3%	39.0%	38.5%

Temporary differences that gave rise to deferred income tax assets and liabilities are as follows:

December 31	2003	2002
Deferred income tax assets:		
Trade accounts receivable	$ 166	$ 145
Inventories	264	190
Accrued liabilities	440	736
Other	57	29
Total deferred income tax assets	927	1,100
Deferred income tax liabilities:		
Property, plant and equipment	(2,710)	(2,530)
Intangibles	(3,180)	(2,403)
Other	—	—
Total deferred income tax liabilities	(5,890)	(4,933)
Net deferred income tax liability	$(4,963)	$(3,833)

Current deferred income tax assets of $870 and $1,071 are included in other current assets as of December 31, 2003 and 2002, respectively.

15. Sales of Equipment Rented to Others

Periodically, customers who rent X-ray equipment from the Company elect to purchase the equipment. The Company recognizes revenue for the proceeds of such sales and records as cost of goods sold the net book value of the equipment. Net sales of equipment consistent with this practice were $1,560, $1,111, and $1,014 for 2003, 2002 and 2001, respectively; and gross profit from these sales was $775, $522, and $555 for 2003, 2002 and 2001, respectively.

16. Employee Benefits

The Company has defined contribution 401(k) plans covering substantially all full-time employees meeting service and age requirements. Contributions to the Plan can be made by an employee through deferred compensation and through a discretionary employer contribution. Compensation expense related to this plan was $317, $307, and $258 for 2003, 2002 and 2001, respectively. The Company also offers certain healthcare insurance benefits for substantially all employees.

17. Related-Party Transactions

During 2003 and 2002, the Company paid consulting fees of $100 and $75 respectively to a corporation which is wholly owned by a principal stockholder of the Company.

In November 2001, the Company purchased 1,050 shares of its common stock from George E. Richmond, its Chairman and then Chief Executive Officer, for approximately $14,900.

The Company sells products to, and pays for services from, Earth City Technologies, in which George E. Richmond, the Company's Chairman, has an equity interest. Net sales to such corporation totaled $3, $83, and $70 in 2003, 2002 and 2001, respectively. Amounts paid for services totaled $0, $1, and $2 in 2003, 2002 and 2001, respectively. On December 1, 2003, the Company acquired substantially all the assets and assumed a portion of the liabilities of Earth City Technologies (see footnote 3).

In August 2000, the Company loaned an officer of the Company $500 in exchange for a three-year unsecured promissory note at an interest rate of 6.27% payable annually. The note was paid in full during 2003. The note was included in other current assets on the balance sheet at December 31, 2002. Interest income of $10, $31 and $31 related to this note was recorded in 2003, 2002 and 2001, respectively.

18. Earnings Per Share

Basic earnings per share (Basic EPS) are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share (Diluted EPS) include the dilutive effect of stock options and restricted stock, if any, using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31	2003	2002	2001
Net income	$13,201	$11,411	$9,545
Weighted average shares outstanding for basic earnings per share	9,017	8,876	9,662
Dilutive effect of stock options and restricted stock	414	455	242
Weighted average shares outstanding for diluted earnings per share	9,431	9,331	9,904
Basic earnings per share	$1.46	$1.29	$ .99
Diluted earnings per share	$1.40	$1.22	$ .96

19. Quarterly Financial Data (Unaudited)

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$17,743	$18,611	$19,044	$20,758	$76,156
Gross profit	9,332	10,315	10,494	11,099	41,240
Net income	2,893	3,260	3,308	3,740	13,201
Earnings per share – basic	$ .32	$ .36	$ .37	$ .41	$1.46
Earnings per share – diluted	$ .31	$ .35	$ .35	$ .39	$1.40

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	Year
Net sales	$16,513	$17,935	$18,086	$19,684	$72,218
Gross profit	8,976	9,639	9,476	10,340	38,431
Net income	2,430	2,858	2,844	3,279	11,411
Earnings per share – basic	$ .28	$ .32	$ .32	$ .37	$1.29
Earnings per share – diluted	$ .27	$ .30	$ .30	$ .35	$1.22

20. Commitments and Contingencies

The Company leases certain office and warehouse space, manufacturing facilities, automobiles, and equipment under non-cancelable operating leases. The total rental expense for all operating leases was $876, $812, and $636 for 2003, 2002 and 2001, respectively. Rental commitments amount to $707 for 2004, $439 for 2005, $445 for 2006, $451 for 2007, and $401 for 2008.

On May 24, 2001, Sultan Dental Products, Ltd. ("Sultan") filed a complaint in the United States District Court for the Southern District of New York (which was subsequently dismissed by the plaintiff and refiled in the United States District Court for the District of New Jersey on October 16, 2001) asserting that the Young disposable prophy angle infringes a patent that is exclusively licensed to Sultan. The complaint sought a permanent injunction and unspecified damages. In addition, on January 25, 2002, the Company filed a complaint in the United States District Court for the Eastern District of Missouri asserting that the manufacture of the Sultan disposable prophy angle infringes the Company's U.S. Patent No. 5,749,728. The complaint sought a permanent injunction and damages. On February 6, 2003, the Company and Sultan settled each case with neither party paying a material amount.

The Company and its subsidiaries from time to time are also parties to various legal proceedings arising in the normal course of business. Management believes that none of these proceedings, if determined adversely, would have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company generally warrants its products against defects and its most generous policy provides a two-year parts and labor warranty on X-ray machines. The accrual for warranty costs was $178 and $184 at December 31, 2003 and 2002, respectively. There were no significant warranty costs during the year ended December 31, 2003.

21. New Accounting Standards

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has included these disclosures in the notes to these consolidated financial statements. SFAS No. 148 provides for voluntary adoption of the fair value method for entities with fiscal years ending after December 15, 2002. The Company has not made this election.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 31, 2002. Adoption of FIN 45 did not have a material impact on the consolidated financial statements of the Company.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company. This historical data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto in Management's Discussion and Analysis of Financial Condition and Results of Operation. All amounts except per share data are expressed in thousands.

Year ended December 31	2003[1]	2002[2]	2001[3]	2000[4]	1999[5]
Income Statement Data					
Net sales	$76,156	$72,218	$63,659	$51,387	$42,712
Cost of goods sold	34,916	33,787	30,017	24,000	18,825
Gross profit	41,240	38,431	33,642	27,387	23,887
Selling, general and administrative expenses	19,971	19,433	17,897	13,754	12,195
Income from operations	21,269	18,998	15,745	13,633	11,692
Interest expense (income) and other, net	(109)	286	225	108	(32)
Income before provision for income taxes	21,378	18,712	15,520	13,525	11,724
Provision for income taxes	8,177	7,301	5,975	5,220	4,572
Net income	$13,201	$11,411	$9,545	$8,305	$7,152
Basic earnings per share[6]	$1.46	$1.29	$0.99	$0.85	$0.73
Basic weighted average common shares outstanding[6]	9,017	8,876	9,662	9,752	9,848
Diluted earnings per share[6]	$1.40	$1.22	$0.96	$0.84	$0.72
Diluted weighted average common shares outstanding[6]	9,431	9,331	9,904	9,914	9,880
Cash dividends declared per common share	$0.06	n/a	n/a	n/a	n/a

As of December 31	2003[1]	2002[2]	2001[3]	2000[4]	1999[5]
Balance Sheet Data					
Working capital	$12,676	$12,645	$12,439	$11,578	$9,438
Total assets	101,484	84,988	83,605	69,592	60,336
Total debt (including current maturities)	2,852	4,304	16,984	592	893
Stockholders' equity	82,963	67,670	55,885	60,487	52,137

[1] On December 1, 2003 the Company acquired substantially all of the assets of Obtura Corporation and Earth City Technologies (collectively "Obtura Spartan"). The income statement data for the year ended December 31, 2003 include results of operations for Obtura Spartan from December 1, 2003 through December 31, 2003. The balance sheet data as of December 31, 2003 include the Obtura Spartan acquisition.

[2] Weighted average common shares outstanding decreased from 2001 to 2002 primarily as a result of the Company's buyback of 1,050 shares from George E. Richmond, its Chairman of the Board and then Chief Executive Officer, in November 2001.

[3] *On June 12, 2001 the Company acquired substantially all of the assets of the Biotrol* and Challenge subsidiaries of Pro-Dex, Inc. (collectively "Biotrol"). The income statement data for the year ended December 31, 2001 include results of operations for Biotrol from June 12, 2001 through December 31, 2001. The balance sheet data as of December 31, 2001 include the Biotrol acquisition.

[4] On June 13, 2000 the Company acquired substantially all of the assets of Plak Smacker. The income statement data for the year ended December 31, 2000 include results of operations for Plak Smacker from June 13, 2000 through December 31, 2000. The balance sheet data as of December 31, 2000 include the Plak Smacker acquisition.

[5] On April 2, 1999, the Company acquired Athena. The income statement data for the year ended December 31, 1999 include results of operations for Athena from April 2, 1999 through December 31, 1999. The balance sheet data as of December 31, 1999 include the Athena acquisition.

[6] Earnings per share data and shares outstanding retroactively reflect the impact of the three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to stockholders of record as of the close of business on March 22, 2002. All share and per share numbers give effect to such stock split.

Market for Registrant's Common Equity and Related Stockholder Matters

Market Prices and Dividends

The Common Stock trades on the Nasdaq National Market under the symbol of "YDNT."

On March 12, 2002, the Board of Directors declared a three-for-two stock split of the Company's Common Stock in the form of a stock dividend payable on March 28, 2002 to shareholders of record as of the close of business on March 22, 2002. All share and per share numbers in this Report give effect to such stock split.

The following table, as adjusted for the stock split, sets forth the high and low prices of the Common Stock as reported by the Nasdaq National Market during the last eight quarters.

On February 28, 2004, there were approximately 40 holders of record of the Company's Common Stock.

On July 22, 2003 the Company's Board of Directors declared a quarterly dividend of $.03 per share, paid on September 15, 2003 to shareholders of record as of August 15, 2003. On October 21, 2003 the Company's Board of Directors declared a quarterly dividend of $.03 per share, which was paid on December 15, 2003 to shareholders of record as of November 14, 2003. Payment of future cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the earnings and financial condition of the Company and any other factors deemed relevant by the Board of Directors and will be subject to any applicable restrictions contained in the Company's then existing credit arrangements.

		Market Price		Cash Dividends
2002	Quarter	High	Low	Declared
	First	$22.83	$17.17	—
	Second	$25.30	$21.72	—
	Third	$28.26	$18.09	—
	Fourth	$27.04	$20.09	—
2003				
	First	$23.99	$21.90	—
	Second	$28.46	$20.72	—
	Third	$32.75	$28.10	$0.03
	Fourth	$36.75	$29.86	$0.03

DIRECTORS AND OFFICERS

George E. Richmond
Chairman of the Board

Alfred E. Brennan
President & Chief Executive Officer

Arthur L. Herbst, Jr.
Executive Vice President,
Chief Operating Officer &
Chief Financial Officer

Richard G. Richmond
Former President of Young Dental
Manufacturing, a division of
Young Innovations

Brian F. Bremer[1,2]
Partner – Crobern Management
Partnership II LP
Partner – Myerson, LP

Richard P. Conerly[1]
Retired: Former Chairman &
Chief Executive Officer
Orion Capital, Inc.

Connie H. Drisko[2]
Dean of the School of Dentistry
Medical College of Georgia

Craig E. LaBarge[1]
Chief Executive Officer & President
LaBarge, Inc.

James R. O'Brien[2]
Managing Director
Catapult Advisors, LLC

[1] Audit Committee
[2] Compensation Committee

George E. Richmond
Chairman of the Board

Alfred E. Brennan
President & Chief Executive Officer

Arthur L. Herbst, Jr.
Executive Vice President,
Chief Operating Officer &
Chief Financial Officer

Daniel E. Garrick
Vice President

Sean T. O'Connor
Vice President

Stephen T. Yaggy
Secretary & Controller

CORPORATE INFORMATION

Corporate Headquarters
13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133

Stock Listing
Nasdaq/AMEX
Symbol: YDNT

Independent Certified Public Accountants
KPMG LLP
Chicago, Illinois

Transfer Agent
UMB Bank
P.O Box 410064
Kansas City, Missouri 64141
816-860-7445

ANNUAL MEETING

The Annual Meeting for Shareholders of Young Innovations will be held on Wednesday, May 5, 2004, starting at 10:00 a.m. at:

Renaissance St. Louis Airport Hotel
9801 Natural Bridge Road
St. Louis, Missouri







Young Innovations develops, manufactures and markets supplies and equipment used by dentists and dental hygienists.

Young Innovations, Inc.

13705 Shoreline Court East
Earth City, Missouri 63045
314-344-0010
Investor Relations: Ext. 3133
www.ydnt.com